OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

World Cycling League, LLC

PO Box 125
Phoenixville, PA 19460

https://worldcyclingleague.com



1000 units of Class B Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 1,070 Class B Membership Units ($107,000)

Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 100 Class B Membership Units ($10,000)

Company	World Cycling League, LLC, dba TeamTrak
Corporate Address	PO Box 125, Phoenixville, PA 19460
Description of Business	TeamTrak, a DBA of World Cycling League, LLC, is the only world class velodrome-based cycling league in the U.S. and was formed to re-define international cycling as an entertaining, fan-friendly sport that captures the excitement of indoor track racing utilizing a proprietary venue-based, co-ed team format called TeamTrak.
Type of Security Offered	Class B Membership Units
Purchase Price of Security Offered	$10
Minimum Investment Amount (per investor)	$200

Perks*

Bronze Owner Member - 20 units

TeamTrak Owners Club VIP benefits at TeamTrak meets and special events

Silver Owner Member - 50 units

TeamTrak Owners Club VIP benefits at TeamTrak meets and special events

Official TeamTrak cycling jersey Race cut or Club cut

Gold Owner Member - 100 units

TeamTrak Owners Club VIP benefits at TeamTrak meets and special events

Official TeamTrak kit SS jersey, bib shorts, socks Race cut or Club cut

Platinum Owner Members - 500 units

TeamTrak Owners Club VIP benefits at TeamTrak meets and special events

Official TeamTrak full kit SS jersey, LS jersey, wind vest, bib shorts, leg warmers, socks. Race cut or Club cut

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

World Cycling League, LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 Class B Membership Units at $10 / unit, you will receive 1 bonus units, meaning you'll own 11 units for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

World Cycling League ("WCL") has created TeamTrak, the only world class velodrome-based cycling league in the U.S. TeamTrak was formed to re-define international cycling as an entertaining, fan-friendly sport that captures the excitement of indoor track racing utilizing the TeamTrak proprietary venue-based team format.

TeamTrak enhances the most exciting traditional track cycling races with new technology including on-board cameras, real time cyclist statistics and a simple point system that provides on-site fans and off-site viewers with unprecedented access to cycling competition.

TeamTrak will initially be comprised of 48 elite cyclists (male and female) divided into 6 venue-based teams. Each TeamTrak performance consists of 12 races in a 2-3 hour program. TeamTrak meets will be held over two to three days, and a full TeamTrak season will consist of 12 Three Day Meets held between October and March each year.

A "proof of concept" test event, the TeamTrak Premiere, was successfully held at the VELO Sports Center in Los Angeles March 18 and 19, 2016. TeamTrak is now being packaged for investors, sponsors and the media with first season rollout expected in 2019/2020 at selected indoor velodromes in countries around the world.

Competitors to TeamTrak would include other professional sports leagues, from football to basketball to minor league sports. But in terms of an organized cycling league in the US, there is no competitive league currently in existence. We believe that fact is a key component to the success of TeamTrak: the first and only professional cycling league with an organized, regular, consistent event format held over a six month season and culminating in a league championship competition.

The revenues of TeamTrak will be generated primarily from the following sources: corporate sponsorships; ticket sales; media partnerships and online streaming subscription sales; merchandise sales; event income (i.e., concession sales). The customer base is expected to consist of sports fans who want to watch top athletes involved in hard-fought head to head competition where physical risk and some contact between the riders is part of the sport. Because the format and scoring of the TeamTrak races are easy to understand and follow (even for first time viewers), TeamTrak should have immediate appeal for a wide range of sports fans, not just cycling enthusiasts.

The WCL is also working with organizations and communities interested in being included in a network of indoor velodromes and multi-purpose event centers that will host future league competition and youth development programs according to a viable design and business model.

There is currently no pending or outstanding litigation against WCL, and approximately $65,000 in outstanding payables to trade vendors.

The team

Officers and directors

David Chauner	CEO and Managing Member
John Nelson	COO and Managing Member
Rick Mayer	Director and Managing Member

David Chauner
Responsible for overseeing all facets of TeamTrak, from sponsorship sales to financing to event planning and implementation. Dave has over 30 years of experience creating, developing and managing event properties and business units in the sport of cycling. As one of the sport's leading entrepreneurs, he has created and managed over 70 large scale international cycling events throughout the U.S., including securing over $50 million in corporate sponsorships from companies including Citibank, CoreStates Financial Corp, BMC Software, Kmart, T-Mobile, TD Bank, United States Postal Service and others; negotiating media relationships with ABC, Comcast, ESPN, OLN and others; and public/private partnerships with major cities including New York, Philadelphia, Atlanta, Boston, Chicago, Minneapolis and San Francisco. He was instrumental in developing an elite competition and grass roots program that established Pennsylvania's Lehigh County Velodrome as the best outdoor velodrome in the world. For 28 years, he ran the nation's topranked professional cycling race on the international cycling calendar in Philadelphia. From 2015 to Present, Dave has dedicated his time to World Cycle League dba Team Trak. From 1998 to 2000, Dave was a group director for Octagon, one of the world's largest sports marketing agencies. He is a former Olympic cyclist (1968, 1972) and inductee into the U.S. Bicycling Hall of Fame (1998) and the Lehigh County Velodrome Hall of Fame (2005).

John Nelson
Responsible for the overall operation of the league, coordinating the various operational aspects and making sure the business runs smoothly. This includes a wide array of responsibilities, from sponsorship sales to finance to event planning logistics. John is a business entrepreneur who has been part of the senior management team in over eight successful start-up ventures, including Montague Corporation (a full-sized folding bicycle), Smartleaf, Placemark Investments, F-Squared Investments, UAM Investment Services, and other ventures. From 2015 to Present, John has worked full time for World Cycle League dba Team Trak. John has extensive knowledge of the cycling industry from his tenure at Montague, but also brings the operational background to grow and manage a business in a high-growth environment. Since Sept, 2015, John has been working full time on the founding of World Cycling League. He is a graduate of Brown University and earned an MS, Management from MIT Sloan School of Management.

Rick Mayer
Rick has spent three decades as a business executive, entrepreneur, investor and philanthropist. His diverse business career includes working in finance at Morgan Guarantee Trust (1987-1989); running scrap steel, shipping and oil refining businesses in Barbados, Turks & Caicos, Belize and Costa Rica (1982-1987); and running an international trade and investment development program in Yemen, Guatemala and Panama as an employee of the International Executive Service Corps (1989-1992). Throughout his career he has been an advisor and private equity investor in a variety of businesses including bio fuels, high tech irrigation systems, internet media, entertainment and sports. Since 2007 Rick has been president of the MFUNd Foundation, a family philanthropic foundation. He is the founder and a partner in Cycle Haven Foundation, a Connecticut based non-profit focused on developing an indoor velodrome and TeamTrak venue for the New Haven area. During the past three plus years (2015- present), Rick has dedicated himself almost entirely to the development of the WCL, TeamTrak and Cycle Haven working full-time as an advisor, investor and partner. He is graduate of Yale University, a lifelong cyclist and dedicated proponent of sustainable agriculture.

Number of Employees: 3

Related party transactions

The only related party transaction is between the company and co-founder Rick Mayer. The company has an outstanding convertible note, payable to co-founder Rick Mayer, for approximately $1.5 million. The notes bears interest of 9.0% per annum, paid monthly in arrears. The note may be converted to common shares, at Mr. Mayer's option, at a 50% discount to the first institutional investment round, or remain as debt. This conversion option must be exercised within 30 days of the first receipt of institutional funding.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **General Risks** The Company will be subject to the risks generally incident to the direct or indirect ownership and operation of an indoor cycling league and the operation of a multipurpose sports and entertainment arena including, without limitation: (i) uncertainty of cash flow to meet fixed and other obligations, (ii) general economic conditions affecting the Business and/or the customers and client base served by the Business, (iii) uncertainty of and adverse changes in market conditions, (iv) the seasonal nature of the Business, (v) population trends affecting the Company's customer base, (vi) local unemployment rates, (vii) changes in local tax rates, (viii) government regulations and restrictions, and (ix) uninsured losses and other risks that are beyond the control of the Board of Managers. Further, the Company may be required to advance funds in order to protect its investment in the Business and may be required to dispose of certain Company assets on disadvantageous terms if necessary in order to raise needed funds. Moreover, although insurance is expected to be obtained to cover general liability and business interruption arising from the Business, no insurance will be available to cover cash deficits.
- **Recently Organized Company** (a) The Company has no operating history upon which investors can evaluate our future prospects. We may never attain profitability. Our professional world cycling league events are directly targeted to audiences who are looking for entertainment, athleticism and excitement. Our proposed operations are therefore subject to all of the risks inherent in light of the expenses, difficulties, complications and delays frequently encountered in connection with the formation of any new business, the development of live events, as well as those risks that are specific to our proposed business in particular. The risks include, but are not limited to, the possibility that we will not be able to develop or properly promote our World Cycling League teams, or the World Cycling League and resulting live events. To successfully introduce and market our live events at a profit, we must establish brand name recognition and competition for fun and excitement for our live events. There are no assurances that the Company can successfully address these challenges. We are also dependent on raising substantial additional capital to attain these goals. It is difficult to accurately forecast future revenues because the business of the Company is new and its market has not been fully identified or developed. If our cycling events do not gain in popularity, the business, operating results and financial condition of the Company will be materially and adversely affected. Moreover, the Company may be unable to adjust its spending in a timely manner to compensate for any unanticipated reduction in revenue. As a result, any significant reduction in revenues would immediately and adversely affect the business, financial condition and operating results of the Company. (b) Our failure to fully fund the creation and establishment of cycling teams and the World Cycling League and manage growth, diversification and changes to our business could harm our business. As of the date of this Memorandum, this is the first world cycling league. The Company currently has no revenue or material market following. The failure to successfully manage and monetize any growth and to successfully diversify our cycling events business in the future could harm the success and longevity of our Company. (c) We may not achieve or sustain profitability in the future. We anticipate that our operating expenses will increase as we continue to invest to grow our business, pay athletes and coaches, broker live events, acquire customers and develop our business platform. These efforts may prove more expensive than we currently anticipate, and we may not succeed in generating sufficient revenues to offset these higher expenses. If we are unable to do so, the Company and its business, financial condition and operating results could be materially and adversely affected. (d) The failure to create popular live events and televised programming from time to time could adversely impact our business. The creation, marketing and distribution of the World Cycling League and its participation in our live cycling events entertainment is the core of our business and is critical to our ability to developing a fan base and generate revenues. A failure to identify, acquire and maintain a target audience and following would materially adversely affect us. A failure to develop creative and entertaining professional indoor arena cycling live events would likely lead to a decline in the popularity of our brand of entertainment and would adversely affect our ability to generate revenues and could have a material adverse effect on our business, operating results and financial condition. (e) If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork and focus that contribute crucially to our business. We believe that a critical component of our success will be dependent on a corporate culture that fosters innovation, encourages teamwork, cultivates creativity and promotes focus on execution, all involving the World Cycling League. We have invested substantial time, energy and resources in building a highly collaborative team that works together effectively in a non-hierarchical environment designed to promote openness, honesty, mutual respect and pursuit of common goals. As we grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives. (f) Degradation in our stature and reputation in the market could harm our business. Our brand names will be very important to us, and any degradation in our stature and reputation in the professional indoor arena cycling market may adversely affect our business. (g) The entertainment market in which we operate is highly competitive, and we may not be able to compete effectively, especially against competitors with greater financial resources or marketplace presence. In our entertainment market, we compete on a national basis primarily with other sports, such as soccer, football, etc. We may compete with other indoor professional sports and league in particular aspects of our business, including viewership, access to arenas and the sale and licensing of branded merchandise. Other sources of competition in our sports entertainment market could also be regional promoters of other sporting events. Any significant loss of viewers and venues or players and coaches could have a material adverse effect on our business, operating results and financial condition. (h) Our business could be adversely impacted if we are unable to protect our intellectual property rights. Our competitive advantage will depend in substantial part on our ability to protect any trademarks, service marks, copyrighted material and characters, trade names and other intellectual property rights that we acquire in the course of our professional indoor cycling business. Other parties may attempt to infringe on our intellectual property rights and may thereby dilute our brand in the marketplace. Any such infringement of our intellectual property rights would also likely result in our commitment of time and resources to protect these rights. One or more adverse judgments with respect to these intellectual property rights could have a material adverse effect on our business, operating results and financial condition. Conversely, competitors may also attempt to contest or challenge our ability to utilize one or more marks or slogans. We will be required to expend sum of our capital defending our rights and, may not be successful.

- **Risk of Undercapitalization** Even if the Company raises the maximum sought in this offering, we will need to raise additional funds in order to be able to conduct our first season in Fall, 2019. We estimate that we will require at least $3 million to properly conduct the first season of TeamTrak in Europe. We will need to raise additional money from bank loans, additional private debt financing, future sales of securities or some combination thereof.
- **Existing and Future Financings** (a) The Mayer Note is a liability of the Company that will be subordinated to any future debt financing obtained by the Company and the Class A Membership Interests. In the event the Mayer Note is converted by Mayer, Mayer will receive an equity interest in the Company which shall be subordinate to the Class A Membership Interests but on par with the Common Membership Interests. If the Mayer Note is not converted and the term of such note matures and/or any event of default occurs thereunder (subject to any notice or cure periods), Mayer will have certain rights and remedies with respect to the enforcement of the Mayer Note and the collection of amounts due and payable thereunder from the Company. If the Company is unable to effect a favorable refinancing of the Mayer Note, the exercise of remedies thereunder could occur and have an adverse effect on the Company. (b) It is not anticipated that debt financing will be required to commence or operate the Business in the first several years of operations. Based upon the needs of the Company in order to obtain its growth objectives, the Board of Managers may cause the Company to seek one or more asset-based lines of credit in the future. At the end of the term of any such lines of credit or other financings, the Company will have to refinance or pay off such credit facilities. If the Company is unable to effect a payoff or favorable refinancing of such credit facilities, any lender of such credit facilities will have rights and remedies against the Company and the exercise of any such rights or remedies have an adverse effect on the Company.
- **General Economic Conditions** The future success of the Business is, and will continue to be, affected by general economic conditions.
- **Any valuation at this stage is pure speculation.** The offering price for the Units offered hereby was established by the Sponsors on the basis of the Sponsors' judgment that the developed fair market value of the Business. Investors who purchase Units will be exposed to the risk that if the Business is sold, the net proceeds of sale may not be sufficient to fully repay their investment, although this result is not expected. See "Dilution," above. No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.
- **Our business projections are only estimates.** There can be no assurance that the company will meet the projections set forth in this document.
- **Unforeseen Problems** As is true of all businesses, the net operating income of the Business will be affected by unforeseen and unpredictable conditions. Although management tries to anticipate and prepare for unforeseen conditions which could cause unexpected losses, there is no guaranty that management will anticipate them all, or be able in all instances to counteract negative developments as they occur.
- **Conflicts of Interest** The Company will be managed by the Board of Managers, each of whom is a Sponsor or is owned by certain of the Sponsors. In setting management fees and other management policies of the Company, the Sponsors have potential conflicts of interest between their personal interests as members of the Board of Managers of the Company, and their operational responsibilities to the Company. In addition to the foregoing, the Sponsors may also acquire Units hereunder and become Members. Prospective investors are urged to consider for themselves whether the management arrangements and allocation of distributions contemplated for the Company are fair and reasonable.
- **Lack of Diversification in Business Operations** The Company exists to own and operate the Business. It is not contemplated that Company will engage in any other business. The success of the Company depends entirely upon the Company's receipt of sufficient revenues from the Business to meet its obligations. Therefore, the Company will not have diversification of risk.
- **Dependence on Key Personnel** The loss of the services of the Sponsors could have a significant adverse effect on the Company. There can be no assurance that an adequate replacement could be found in the event of his unavailability. In order to mitigate this risk, the Company may procure and pay for key man insurance with respect to the Sponsors.
- **Governance Structure of Company** The Company will be managed by the Board of Managers and, except with respect to certain extraordinary circumstances, the Board of Managers will have the sole authority to manage the affairs of the Company without the consent of the Members.
- **Limited Participation** Purchasers of Units will be admitted to the Company as Class B Members. As Class B Members, they will have no right to participate in management of the Company or the Business. They will have no vote with respect to any Company decisions except in some extraordinary circumstances.
- **Management and Board of Managers' Obligations** The management of the business and affairs of the Company are vested exclusively in the Board of Managers, and the Operating Agreement provides that the Board of Managers will have general responsibility for all aspects of the Company's operations. While the Board of Managers and their affiliates shall devote such part of their time to the affairs of the Company as they deem reasonably necessary for the conduct of such affairs, the Board of Managers and their affiliates are not required to devote their entire time or attention to the business of the Company. The Board of Managers and their affiliates have limited personnel and extensive commitments to other business activities. Accordingly, it is anticipated that the Board of Managers and their affiliates will devote a substantial amount of their respective time to activities other than the management of the Company. Except as hereinafter provided, the Board of Managers and their affiliates shall not be restricted in any manner from participating in any other business activities, despite the fact that same may be competitive with the business of the Company, including, but not limited to, the formation of other partnerships, limited liability companies or joint ventures with other partnerships or limited liability companies
- **No Obligation of the Board of Managers or Sponsors to Provide Funds** Neither the Board of Managers nor any of the Sponsors have any obligation to provide capital to the Company or the Business, through loans or otherwise, which may be necessary to pay any operating deficits, to meet cash requirements, to fund, to prevent foreclosure on the Business, or for any other business purposes. The cash available to the Company may be inadequate to meet the future cash requirements for the Company and the Business. Such event could result in adverse tax and other consequences to the Members, including the loss of their entire investment hereunder.
- **Arbitrary Offering Price** The offering price of the Units has been determined by the Board of Managers without negotiation and is based primarily upon the anticipated capital required by the Company to operate the Business, and to pay the expenses resulting from this Offering and related matters. The offering price of the Units, therefore, may not be indicative of their value or the value of the Business. No assurances can be given that its Units, if transferable, would be sold for the offering price or for any other amount.
- **No Guaranty of Income Distributions or Return of Capital** Payment of income distributions and returns of capital are not guaranteed. Distribution to Members of net cash flow from operations, if any, is within the discretion of the Board of Managers, which may elect to retain net cash flow for any one of a number of reasons, including to prepay (or establish a "sinking fund" in respect of) indebtedness of the Company. The Units offered hereby are not insured or guaranteed by any governmental agency or any other person, and the Company is not subject to governmental regulations applicable to investment companies, banks and certain other financial institutions.
- **Tax Risks** The Company's deductions and other items of expense are subject to possible challenge by the Internal Revenue Service.

An audit of the Company could precipitate an audit of the Members' returns.

- **Restrictions on Transfer of Units** The purchase of Units offered hereby should be considered a long-term investment. Generally, a Member cannot transfer or pledge his, her or its interest without the consent of the Board of Managers. A Member will most likely not be able to liquidate his, her or its investment in the event of an emergency, and Units will not be accepted as collateral for loans by most lenders. There is no public market for the Units and none will develop. This offering of Units has not been registered under the Securities Act by reason of a specific exemption which depends in part upon the investment intent of the purchasers in this Offering. The Units are considered restricted securities under the Securities Act and may not be sold or otherwise transferred unless registered under the Securities Act or exempt therefrom and then only with the consent of the Board of Managers. All investors acquiring Units will be required to represent that they are purchasing Units for investment only and not with a view to resale or distribution thereof. Subsequent transfers of the Units by the investors may only be made in compliance with federal and state laws.

- **Absence of Effective Remedy Against the Board of Managers** Although the Board of Managers have a fiduciary responsibility to the Members to exercise good faith and integrity in dealing with respect to the affairs of the Company, there can be no assurance that adequate remedies will be available to any Member if the Board of Managers violate their fiduciary responsibilities. The Operating Agreement provides that the Board of Managers will not be liable to the Company or the Members, and will be indemnified and held harmless by the Company, for errors in judgment or other acts or omissions which do not amount to gross negligence or misconduct in connection with the operation of the Company or its business. In addition, the cost of litigation against the Board of Managers for enforcement of their fiduciary responsibilities may be prohibitively high and any judgment obtained against the Board of Managers may not be collectible. An investment decision should be based on the judgment of an investor as to the value of the Business and the Company's assets together with the effect of its liabilities and other investment factors described in this Offering, rather than upon reliance on the value of the right to bring legal action against or to control the activities of the Board of Managers.

- **No Separate Representation** The Members were not represented by independent counsel in the organization of the Company or in the preparation of the Operating Agreement or the other Company documents. McCarter & English, LLP, counsel to the Company, has been retained by the Board of Managers on behalf of the Company in connection with this Offering. Accordingly, prospective Members should have the Operating Agreement and other Company documents (as well as this Memorandum) reviewed by their own legal and tax advisors.

- **Limits of Risk Disclosures** The above discussion covers key risks associated with an investment in the Company, but is not, nor is it intended to be, a complete enumeration or explanation of all risks involved in such an investment. Prospective investors should read this entire Memorandum and other documents herein and consult with their own advisers before deciding whether to invest in the Company. An investment in the Company should only be made by investors who understand the nature of the investment, do not require liquidity in the investment and can bear the economic risk of the investment.


OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES


Ownership

- David Chauner, 50.1% ownership, Class A Membership Units
- John Nelson, 31.9% ownership, Class A Membership Units

Classes of securities

- Class A Membership Units: 1,000,000

  Voting Rights

  Each Class A Membership Unit shall carry the right to cast one vote on any matter submitted to the Members.

  Distributions Rights

  At such time or times as the Members shall determine, the Members shall promptly cause the Company to distribute to the Members any cash held by the Company which is neither reasonably necessary for the operation of the Company nor in violation of applicable law (including, but not limited to, the Act). Except as set forth in Section 21, cash available for distribution shall be distributed to the Members in accordance with their respective Percentage Interests.

  Rights to Receive Liquidation Distributions

  Upon the dissolution of the Company as provided in Section 19 of the Operating Agreement, the assets of the Company shall be distributed in accordance with the Act.

  Rights and Preferences

  The rights, preferences and privileges of the holders of the company's Class A Membership Units may be adversely affected by the rights of the holders of our Class B Units and any additional classes of membership interest that we may designate in the future.

  The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

- Class B Membership Units: 0

  Voting Rights

  Each Class B Membership Unit shall have no voting rights except as otherwise required by the Delaware Limited Liability Company Act.

  Distributions Rights

  At such time or times as the Members shall determine, the Members shall promptly cause the Company to distribute to the Members any cash held by the Company which is neither reasonably necessary for the operation of the Company nor in violation of applicable law (including, but not limited to, the Act). Except as set forth in Section 21, cash available for distribution shall be distributed to the Members in accordance with their respective Percentage Interests.

Rights to Receive Liquidation Distributions

Upon the dissolution of the Company as provided in Section 19 of the Operating Agreement, the assets of the Company shall be distributed in accordance with the Act.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Membership Units may be adversely affected by the rights of the holders of our Class A Units and any additional classes of membership interest that we may designate in the future.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

- Convertible Promissory Notes: 1,500,000

The aggregate dollar amount of convertible notes currently outstanding is $1,500,000.

Maturity Date: 2/5/2020

Interest Rate: 9% per annum until maturity, payable monthly on the 20th day of each month, commencing on 3/20/2016.

Conversion

Upon conversion due to a third-party institutional investment of a minimum of $500,000 or change- of-control, the Note Holders will receive new equity in an amount that values the Company's total outstanding equity pre-money at the weighted average valuation offered in that round, minus (i) 50% (the "Discount"), and in any case not to exceed an implied pre-money valuation of $10,000,000 (the "Cap").

The Company and Note Holder may mutually agree to a revised conversion price at any time.

Terms

For the purposes of calculating interest for any period for which the interest shall be payable, such interest shall be calculated on the basis of a 30 day month and a 365 day year. The Company will promptly and punctually pay to Note Holder or their nominee the interest on any of the Notes held by Note Holder without presentment of the Notes. In the event the Company defaults on any installment of interest or principal, then any Holder of these Notes may, at his option, without notice, declare the entire principal and the interest accrued thereon immediately due and payable and may proceed to enforce the collection thereof. All the Notes shall contain a confession of judgment provision.

Prepayment

Company shall have the right to make prepayments on principal of the Notes at any time. Such prepayment shall be accompanied by a payment of all accrued interest to date. There shall be no premium for the amount so prepaid.

What it means to be a Minority Holder

Purchasers of Units will be admitted to the Company as Class B Members. As Class B Members, they will have no right to participate in management of the Company or the Business. They will have no vote with respect to any Company decisions except as otherwise required by the Delaware Limited Liability Company Act.

Dilution

Upon the completion of this Offering, the Company anticipates that it will have received up to $107,000 of paid in and credited capital, 100% of which will have been contributed by and/or attributed to the existing Class B Members and the investors who subscribe for Units pursuant to this Offering, which capital shall be contributed to the Company for the operation of the Business. To the extent that investors do not receive all or a portion of their capital and applicable return out of Net Cash From Operations, investors who subscribe to this Offering can be repaid their entire investment only if a sale or refinancing of the Business results in net distributable proceeds distributed to the Company that are at least $107,000 (i.e., the amount of equity raised in this Offering, or so much thereof that has not been previously returned) more than the outstanding balance of any loans made to the Company in the Board of Managers' discretion. If a sale or refinancing of the Business does not result in net proceeds in excess of the balance of any debt financing and the balance of any such loans made to the Company at the time of sale sufficient to return to the investors the balance of their capital contributions, the investors will suffer losses.

The company projects it will engage in a future Series A equity offering to raise up to $5,000,000 in addition to any financing it receives during this current offering. The company will offer equity in the company that will require the issuance of additional units that are not currently issued and will be in addition to any units issued during this offering.

The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

TeamTrak has not yet generated any meaningful revenues and does not anticipate doing so until we have completed our initial European TeamTrak season, which we anticipate occurring Oct thru Dec, 2019.

Based on our forecast, with the liquidity of the anticipated full raise amount of $107,000, we anticipate that we can operate the business for 3 months without revenue generation. We intend to keep overhead expenses as low as possible and focus on building momentum for the business via an aggressive social media and online presence, supporting a continued capital raise effort in preparation for the opening season in fall, 2019 in Eruope.

The intent is to extend this capital raise for another $900,000 once we receive over $50,000 in this fundraising effort, with the initial capital used to pay for the added cost associated with the increased capital raise (i.e., marketing, legal, accounting). With an additional $900,000, we would be able to operate for an additional 9-10 months without revenue generation. The funds would be used to prepare for the roll-out season in Fall, 2019. Again, the focus would be on maintaining an aggressive social media presence and continuing our efforts to bring in additional significant capital investment to be able to grow the league aggressively and fund the premiere season in Europe.

The plan is for the World Cycling League to utilize the proceeds from this crowdfunding equity campaign to: a) continue/accelerate its institutional equity funding efforts, b) begin hiring key consultants/personnel to prepare for the first season launch in fall, 2019. This hiring will include: technology specialist; media partnership specialist; sponsorship sales; advertising/social media specialist.

Financial Milestones

Financial condition

The Company has not generated any material revenues to date. When operations commence (expected to be in Europe in Fall, 2019) the Company's revenues will derive primarily from: ticket sales, concession sales, sponsorship sales, gate receipts, media sales and merchandise sales.

Projections

The Company has prepared detailed five year projections, shown below. These are projections only; the actual results may be very different from the projections detailed below.

TeamTrak Seasons

The plan is to roll out the first season of TeamTrak at an existing indoor velodrome in Europe in Fall, 2019. During the first Fall season, the plan is to conduct 6 three day TeamTrak events in two or three European velodromes. The revenues and expenses associated with this first season is detailed in the projections.

Additional Capital Raise

TeamTrak is currently working with Park Lane, an investment bank based in Los Angeles, to raise an additional $5,000,000 in equity capital. This raise is expected to have terms similar to the Series B capital terms, though the terms will be subject to change based on the status of the company at that point in time. The valuation may be higher or lower than the valuation of this offering, and the terms are subject to negotiation with the investor(s).

TEAMTRAK: FINANCIAL PROJECTIONS

INCOME STATEMENT SUMMARY

REVENUE	2018	2019	2020	2021	2022
TeamTrak Ticketing & Events					
Gate Receipts	$0	$295,313	$935,009	$1,504,113	$2,626,5
Hospitality Packages	$0	$25,200	$77,550	$117,733	$194,4
Concessions	$0	$108,000	$327,443	$504,261	$842,7
Parking	$0	$0	$90,129	$156,279	$260,1
Sponsorship	$0	$1,090,000	$3,355,000	$4,950,000	$6,663,7
Beer Garden Fan Expo	$0	$190,080	$1,131,165	$1,812,400	$2,979,8
Event Merch Sales	$0	$17,226	$59,405	$92,937	$155,8
Total TeamTrak Ticketing & Events	$0	$1,725,819	$5,975,700	$9,137,724	$13,723,3
TeamTrak Media Network					
Content Media Rights	$0	$0	$0	$0	
Paid Content	$0	$491,297	$1,326,198	$2,238,858	$4,123,9
Owned Websites and Advertising	$0	$147,258	$413,914	$1,335,420	$2,078,8
Branded Content Production	$0	$0	$300,000	$800,000	$1,000,0
Total TeamTrak Media Network	$0	$638,555	$2,040,112	$4,374,278	$7,202,7
TeamTrak Merchandise					
Owned & JV Brands	$0	$0	$0	$0	
Licensing	$0	$142,500	$200,000	$275,000	$350,0
Total TeamTrak Properties	$0	$142,500	$200,000	$275,000	$350,0
Other Revenue Items					
Velodrome Developer Fee					
Construction Management	$0	$0	$0	$0	
Velodrome Consulting	$0	$0	$0	$0	
Velodrome Management Fee	$0	$100,000	$75,000	$125,000	$200,0
Total Other Fee Revenue	$0	$100,000	$75,000	$125,000	$200,0
Total Revenue	$0	$2,606,873	$8,290,813	$13,912,002	$21,476,1
COST OF GOODS SOLD					
TeamTrak Ticketing & Events					
Concessions	$0	$54,000	$163,721	$252,131	$421,3
Sponsorship	$0	$150,000	$446,250	$630,000	$839,0
Beer Garden Fan Expo	$0	$117,180	$358,864	$502,409	$764,9
Event Merch Sales	$0	$0	$0	$0	
Total TeamTrak Ticketing & Events	$0	$321,180	$968,835	$1,384,540	$2,025,3
TeamTrak Merchandise					
Merchandise	$0	$0	$0	$0	
Total TeamTrak Merchandise	$0	$0	$0	$0	
Total Cost of Goods Sold	$0	$321,180	$968,835	$1,384,540	$2,025,3
% of Revenue		12.3%	11.7%	10.0%	9.
Gross Profit	$0	$2,285,693	$7,321,978	$12,527,462	$19,450,7
Gross Margin %		87.7%	88.3%	90.0%	90.
OPERATING EXPENSES					
General & Administration					
Salaries	$196,250	$1,054,250	$1,106,963	$1,207,311	$1,267,6
Benefits	$39,250	$210,850	$221,393	$241,462	$253,5
Global Marketing (% revenue)	$0	$78,206	$248,724	$417,360	$644,2
Website Development, Maintenance & Hosting	$30,000	$15,000	$16,500	$18,150	$19,9
Rent	$20,000	$80,000	$88,000	$96,800	$106,4
Utilities, Phone, Internet (Office)	$8,000	$32,000	$35,200	$38,720	$42,5
Computers, Software, & Equipment	$24,000	$48,000	$52,800	$58,080	$63,8
Professional Services (Legal/Accounting)	$75,000	$82,500	$90,750	$99,825	$109,8
Insurance	$15,000	$60,000	$66,000	$72,600	$79,8

T&E	$15,000	$60,000	$66,000	$72,600	$79,8
Office Misc.	$2,500	$10,000	$11,000	$12,100	$13,3
Total General & Administration	$425,000	$1,730,806	$2,003,329	$2,335,008	$2,681,2
% of Revenue		66.4%	24.2%	16.8%	12.
TeamTrak Ticketing & Events					
Salaries	$28,750	$290,750	$313,288	$543,119	$696,9
Benefits	$5,750	$58,150	$62,658	$108,624	$139,3
Incentives (% Base)	$2,500	$20,500	$21,525	$42,601	$64,7
Furniture and furnishings	$0	$18,000	$45,000	$60,000	$87,0
TVs / Monitors	$0	$18,000	$45,000	$60,000	$87,0
Premiums	$0	$6,000	$15,000	$20,000	$29,0
Staff Uniforms	$0	$1,200	$3,000	$4,000	$5,8
Credentials	$0	$600	$1,500	$2,000	$2,9
Parking	$0	$6,000	$15,000	$20,000	$29,0
Lodging	$0	$60,000	$150,000	$200,000	$290,0
Rider Contracts	$0	$345,600	$864,000	$1,152,000	$1,670,4
Team Manager Fees	$0	$18,000	$45,000	$60,000	$87,0
Prize Money	$0	$75,000	$187,500	$250,000	$362,5
Drug Testing	$0	$15,000	$37,500	$50,000	$72,5
Sanction Fees/Insurance	$0	$3,000	$7,500	$10,000	$14,5
Official Fees	$0	$15,000	$37,500	$50,000	$72,5
Announcer & Assistant	$0	$15,000	$37,500	$50,000	$72,5
Medical Support	$0	$3,000	$7,500	$10,000	$14,5
Quartermaster Fee	$0	$3,000	$7,500	$10,000	$14,5
Staff support	$0	$12,000	$30,000	$40,000	$58,0
Graphic Design/Ad Prod	$0	$3,000	$7,500	$10,000	$14,5
Printing and Distribution	$0	$9,000	$22,500	$30,000	$43,5
Paid advertising	$0	$9,000	$22,500	$30,000	$43,5
Signage and Props	$0	$4,800	$12,000	$16,000	$23,2
Photography	$0	$3,000	$7,500	$10,000	$14,5
Videographer	$0	$3,000	$7,500	$10,000	$14,5
Production Services	$0	$240,000	$600,000	$800,000	$1,160,0
Facility Rental incl. Building Staff - Home Events	$0	$0	$288,000	$480,000	$768,0
Facility Rental incl. Fees - Away Events	$0	$192,000	$192,000	$160,000	$160,0
Scoring Fees	$0	$9,000	$22,500	$30,000	$43,5
Total TeamTrak Ticketing & Events	$37,000	$1,456,600	$3,115,470	$4,318,344	$6,155,8
% of Revenue		55.9%	37.6%	31.0%	28.
TeamTrak Outside Contractors					
Salaries	$312,500	$953,500	$995,175	$1,038,934	$1,084,8
Benefits	$0	$0	$0	$0	
Total TeamTrak Outside Contractors	$312,500	$953,500	$995,175	$1,038,934	$1,084,8
% of Revenue		36.6%	12.0%	7.5%	5.
TeamTrak Media Network					
Salaries	$18,750	$407,750	$428,138	$449,544	$472,0
Benefits	$3,750	$78,550	$82,478	$86,601	$90,9
Branded Production	$0	$0	$90,000	$240,000	$300,0
Web Publishing/Streaming/Bandwidth	$12,000	$13,200	$14,520	$15,972	$17,5
Search Engine Optimization	$15,000	$16,500	$18,150	$19,965	$21,9
Total TeamTrak Media Network	$49,500	$516,000	$633,285	$812,083	$902,4
% of Revenue		19.8%	7.6%	5.8%	4.
TeamTrak Merchandise					
Salaries	$0	$155,000	$162,750	$170,888	$179,4
Benefits	$0	$31,000	$32,550	$34,178	$35,8
Total TeamTrak Merchandise	$0	$186,000	$195,300	$205,065	$215,3
% of Revenue		7.1%	2.4%	1.5%	1.
Total Operating Expenses	$824,000	$4,842,906	$6,942,559	$8,709,433	$11,039,8
% of Revenue		185.8%	83.7%	62.6%	51.
Earnings from Operations	($824,000)	($2,557,213)	$379,418	$3,818,029	$8,410,9
Operating Margin %		-98.1%	4.6%	27.4%	39.
Interest Expense	$45,000	$45,000	$45,000	$45,000	$45,0
Net Income	($869,000)	($2,602,213)	$334,418	$3,773,029	$8,365,9

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Currently, the company has retained Park Lane to spearhead its institutional capital raise efforts. Park Lane is an investment bank based in Los Angeles and specializing in (among other things) raising early-stage capital for sports properties such as World Cycling League. The WCL is attempting to raise up to an additional $5MM of Series A equity.

The plan is for the World Cycling League to utilize the proceeds from this crowdfunding equity campaign to: a) continue/accelerate its institutional equity funding efforts, b) begin hiring key consultants/personnel to prepare for the first season launch in fall, 2019. This hiring will include: technology specialist; media partnership specialist; sponsorship sales; advertising/social media specialist.

Indebtedness

The company has an outstanding convertible note, payable to co-founder Rick Mayer, for approximately $1.5 million. The notes bears interest of 9.0% per annum, paid monthly in arrears. The note may be converted to common shares, at Mr. Mayer's option, at a 50% discount to the first institutional investment round, or remain as debt. This conversion option must be exercised within 30 days of the first receipt of institutional funding.

Recent offerings of securities

- 2015-11-20, Rule 4(a)(2), 1500000 Convertible Promissory Note. Use of proceeds: Note can be converted to Series A units, at option of Rick Mayer (noteholder), upon Qualified Equity Financing. Use of Proceeds: The proceeds from this offering were used to a) fund the TeamTrak Premier Event, held in March, 2016 in Carson, CA; b) to pay for consultants/advisors to the company and c) to cover general working capital and overhead expenses.

Valuation

$10,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value. However, successful sports leagues, in general, have garnered significant valuation multiples, though many are privately held and difficult to ascertain a certain valuation. One example is Professional Bull Riding which, although a niche sport, was purchased for over $100MM. Another example is the recent valuation of UFC, which was sold for $4B (though we are certainly not representing TeamTrak will acheive this level of return). But given the widespread popularity of cycling, the appealing demographic make-up of the core audience in terms of breadth, depth and socio-econimic factors, and the lack of any competing property in the cycling space today, we believe that a $10MM valuation at this point is reasonable. The financial projections of TeamTrak anticipate a net income of $3.7 million in year 4 of operation and $8.3 million in year 5. Many factors were taken into account in order to derive these projections, based on Dave Chauner's over 40 years of experience operating major cycling events across the country. The key drivers of the projections are: sponsorship revenues, media partnerships, operating revenues (ticket sales, merchandise sales, online advertising, etc). On the expense side, the key drivers are velodrome rental fees, advertising/marketing expenses, athlete fees, and general overhead. We have used our own experience, as well as speaking with numerous industry consultants, to create what we believe are acheivable projections. We are confident, but not certain, that the projections are both realistic and acheivable. While these are just projections and not guaranteed, they do indicate that once the league is up and running (after three years of build-out and losses) the upside potential is expected to be significant. These projections are very speculative but again show that the upside is potentially there once the league expands and grows both domestically and internationally.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
Media Development (Sizzle reel, video)	$7,200	$7,500
Website/Social Media	$2,200	$10,000
Legal/Accounting for cap raise		$10,000
Technology Development		$25,000

Investor Outreach/Solicitation		$15,000
Media Development		$10,000
Overhead/T&E		$23,080
Total Use of Net Proceeds	$9,400	$100,580

We are seeking to raise $107,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We will pay Start Engine $600 if we only raise the minimum target amount and $6,420 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to build on our successful marketing efforts of the past year. Specifically, we intend to invest in digital and social media marketing, make improvements to our website, and explore highly targeted direct response vehicles such as Facebook and Google ads.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website, www.worldcyclingleague.com in the section titled Annual Reports. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR World Cycling League, LLC

[See attached]

I, John Nelson, the Chief Operating Officer of World Cycling League LLC, hereby certify that the financial statements of World Cycling League LLC and notes thereto for the periods December 31, 2016 and December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $ 70.00 ; taxable income of $ 0.00 and total tax of $ 0.00 .

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of July 17, 2018.

John O. Nelson (Signature)

Chief Operating Officer (Title)

7/17/18 (Date)

World Cycling League LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2017 and 2016

World Cycling League LLC
Index to Financial Statements
(unaudited)

World Cycling League LLC
BALANCE SHEETS
as of DECEMBER 31, 2017 AND 2016
(unaudited)

	As of Dec 31, 2017	As of Dec 31, 2016
ASSETS		
Current Assets		
Bank Accounts		
Business Fundamentals Chk (5815)	3,454.81	4,678.64
Total Bank Accounts	$ 3,454.81	$ 4,678.64
Other Current Assets		
Receivable From IRS	3,706.24	3,706.24
Total Other Current Assets	$ 3,706.24	$ 3,706.24
Total Current Assets	$ 7,161.05	$ 8,384.88
Fixed Assets		
Construction In Progress	59,478.73	5,000.00
Total Fixed Assets	$ 59,478.73	$ 5,000.00
Other Assets		
Accumulated Amortization	-3,330.00	-1,770.00
Start Up Costs	11,288.76	11,288.76
Syndication Costs	139,900.00	0.00
Trade Mark	4,972.00	0.00
Trademark - SpeedTrak	5,464.31	10,436.31
Trademark - Team Trak	1,679.00	1,679.00
Total Other Assets	$ 159,974.07	$ 21,634.07
TOTAL ASSETS	$ 226,613.85	$ 35,018.95
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	10,500.00	0.00
Total Accounts Payable	$ 10,500.00	$ 0.00
Total Current Liabilities	$ 10,500.00	$ 0.00
Long-Term Liabilities		
Convertible Note 9%	1,219,150.00	766,150.00
Convertible Note 9% - Interest Payable	129,765.45	48,494.66
Total Long-Term Liabilities	$ 1,348,915.45	$ 814,644.66
Total Liabilities	$ 1,359,415.45	$ 814,644.66
Equity		
Member Equity - C Baker	-2,792.00	-2,792.00
Member Equity - D. Chauner	-26,386.14	-24,533.00
Member Equity - J Nelson	-250,000.00	-15,424.00
Member Equity - R Mayer	-500,447.57	20,415.69
Partner Capital Distribution - Chauner	0.00	-1,853.14
Retained Earnings	0.00	0.00
Net Income	-353,175.89	-755,439.26
Total Equity	-$ 1,132,801.60	-$ 779,625.71
TOTAL LIABILITIES AND EQUITY	$ 226,613.85	$ 35,018.95

World Cycling League LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Jan - Dec 2017		Jan - Dec 2016	
Income				
Event Income				
Hospitality Sales		0.00		4,087.72
Total Event Income	$	0.00	$	4,087.72
Sales Of Product Income		70.00		0.00
Services		0.00		1,750.00
Sponsorship		0.00		384.00
Total Income	$	70.00	$	6,221.72
Cost of Goods Sold				
Supplies & Materials - COGS		488.92		
Total Cost of Goods Sold	$	488.92	$	0.00
Gross Profit	-$	418.92	$	6,221.72
Expenses				
Advertising		598.08		8,361.90
Amortization Expense		1,560.00		1,257.00
Bank Charges		494.01		1,854.00
Consultants		0.00		76.68
Direct Event Expense		0.00		9,183.49
Ambassador		0.00		4,100.00
Competition Director		0.00		12,270.00
Drug Testing		0.00		5,315.00
Event Officials		0.00		2,628.29
Event Staff		0.00		950.00
Event Transportation		0.00		3,500.74
Marketing Materials		75.41		15,459.40
Per Diems		50.00		250.00
Reimbursed Participant Travel				
Expenses		27.36		7,464.35
Rider Apparel		0.00		22,101.75
Rider Contracts		0.00		85,451.30
Rider Meals and Lodging		0.00		38,131.33
Sanctions/Insurance		200.00		1,175.00
Team Managers		0.00		2,400.00
Team Travel		6,132.04		533.79
Timing Services		0.00		2,260.00
Velodrome Preparation		0.00		113,496.68
Video, Photography, PR		0.00		59,303.63
VIP Expenses				41,933.19
Total Direct Event Expense	$	6,484.81	$	427,907.94

Operating Expenses - Continued:

Dues & Subscriptions		63.45		0.00
Guaranteed Member Payment - Chauner		107,846.32		63,182.25
Guaranteed Member Payment - Nelson		100,044.20		37,103.23
Interest Expense		91,770.79		58,874.91
Internet Expenses		5,011.63		0.00
Job Materials		18.34		30.53
Legal & Professional Fees		6,900.41		26,770.86
Meals and Entertainment		4,055.25		2,969.73
Office Expenses		2,462.73		2,861.05
Other General and Admin Expenses		2,071.67		1,687.28
Sales and Marketing		694.82		69,456.11
Shipping and delivery expense		267.07		1,107.07
Taxes & Licenses		300.00		0.00
Telephone		1,125.93		0.00
Travel		10,881.76		23,445.50
Travel Meals		856.87		1,133.79
Vehicle Expenses		4,549.24		0.00
Website Design/Maintenance		4,699.59		33,581.15
Total Expenses	$	352,756.97	$	761,660.98
Net Operating Income	-$	353,175.89	-$	755,439.26
Net Income	-$	353,175.89	-$	755,439.26

World Cycling League LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Jan - Dec 2017	Jan - Dec 2016
OPERATING ACTIVITIES		
Net Income	-353,175.89	-755,439.26
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Receivable From IRS	0.00	-3,706.24
Accumulated Amortization	1,560.00	1,770.00
Accounts Payable	10,500.00	-3,450.00
Payroll Liabilities:Federal Taxes (941/944)	0.00	-3,706.24
Payroll Liabilities:Federal Unemployment (940)	0.00	-84.00
Payroll Liabilities:NYS Employment Taxes	0.00	-785.32
Payroll Liabilities:NYS Income Tax	0.00	-1,114.92
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 12,060.00	-$ 11,076.72
Net cash provided by operating activities	-$ 341,115.89	-$ 766,515.98
INVESTING ACTIVITIES		
Construction In Progress	-54,478.73	-5,000.00
Start Up Costs	0.00	-11,288.76
Syndication Costs	-139,900.00	0.00
Trade Mark	-4,972.00	0.00
Trademark - SpeedTrak	4,972.00	-10,436.31
Trademark - Team Trak	0.00	-1,679.00
Net cash provided by investing activities	-$ 194,378.73	-$ 28,404.07
FINANCING ACTIVITIES		
Convertible Note 9%	453,000.00	566,150.00
Convertible Note 9% - Interest Payable	81,270.79	48,494.66
Member Equity - C Baker	0.00	-2,792.00
Member Equity - D. Chauner	-353.14	-26,033.00
Member Equity - J Nelson	-234,576.00	-15,424.00
Member Equity - R Mayer	-519,863.26	19,415.69
Opening Balance Equity	0.00	-17,271.19
Partner Capital Contribution - Chauner	-1,500.00	1,500.00
Partner Capital Contribution - R Mayer	-1,000.00	1,000.00
Partner Capital Distribution - Chauner	1,853.14	-1,853.14
Retained Earnings	755,439.26	74,012.75
Net cash provided by financing activities	$ 534,270.79	$ 647,199.77
Net cash increase for period	-$ 1,223.83	-$ 147,720.28

NOTE 1 – NATURE OF OPERATIONS

World Cycling League LLC was formed on 2/25/15 ("Inception") in the State of Delaware. The financial statements of World Cycling League LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Phoenixville, PA.

The World Cycling League presents head-to-head track cycling competition on indoor velodromes as highly entertaining, competitive sport. TeamTrak, WCL's unique format, features co-ed teams of top track racers, an easy to follow scoring system, innovative technology and home teams to cheer for; the ideal sport for today's tech hungry action sports fan. The World Cycling League intends to utilize the 'best practices' of existing professional sports and apply them to the development of this new league.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues primarily from the following sources: sponsorship sales; gate receipts at TeamTrak cycling events; media sales including online subscriptions to streaming content, online advertising, and (once the league is solidly established) a potential media partnership with a major media distributer; merchandise; and licensing fees.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has an outstanding convertible note, payable to co-founder Rick Mayer, for approximately $1.3 million. The note bears interest of 9.0% per annum, paid monthly in arrears. The note may be converted to common shares, at Mr. Mayer's option, at a 50% discount to the first institutional investment round, or remain as debt. This conversion option must be exercised within 30 days of the first receipt of institutional funding.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units

Class A Membership Interests

Voting Rights

The holders of shares of the Company's Class A Units, no par value per share ("Voting Class A Units" and, collectively with the Non-voting Class B Units, the "Class B Units"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Non-voting Class A Units are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Class A Units are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Class A Units will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Class A Units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Class A Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred Units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Common Units are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Shares, Preferred Units and any additional classes of preferred stock that we may designate in the future.

Current Ownership

All Class A Membership Interest Units (1,000,000) are currently held by the four co-founders of World Cycling League, LLC in the following percentages: David Chauner 501,000 units; John Nelson 319,000 units; Rick Mayer 90,000 units; Charles Baker 90,000 units.

Class B Membership Interests

Voting Rights

The holders of shares of the Company's Class B Units, no par value per share ("Voting Class B Units" and, collectively with the Non-voting Class B Units, the "Class B Units"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Non-voting Class B Units are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Class B Units are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Class B Units will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Class B Units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Class B Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred and/or Class A Units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Common Units are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Shares, Preferred Units and any additional classes of preferred stock that we may designate in the future.

Ownership

Class B Membership Interest Units are the units being offered under this offering.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has an outstanding convertible note, payable to co-founder Rick Mayer, for approximately $1.3 million. The note bears interest of 9.0% per annum, paid monthly in arrears. The note may be converted to common shares, at Mr. Mayer's option, at a 50% discount to the first institutional investment round, or remain as debt. This conversion option must be exercised within 30 days of the first receipt of institutional funding.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred December 31, 2017 through July 16, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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TeamTrak

Adrenaline-Filled Indoor Cycling League

Small OPO | Phoenixville, PA | Sports | Accepting International Investment

Overview | Team | Terms | Updates | Comments | **Share**


TeamTrak


"I've always believed that track racing is the one cycling discipline that could really work in a league format. TeamTrak's focus on a smart mix of entertainment, non-stop action and co-ed teams is just what audiences and the media want today. It's in the right place at the right time."
Greg LeMond, Owner LeMond Composites,
Three time Tour de France Winner

A NEW HEART-STOPPING TRACK RACING FORMAT

INVEST IN TEAMTRAK

Created, tested, and now ready for the world stage.
We're bringing the best elements of successful modern sports and business to track cycling. Our groundbreaking *TeamTrak* competition features World-Class male and female athletes in elbow-to-elbow racing unlike any other. We believe we will redefine this legendary sport through the application of new technologies and disruptive media. By analyzing the assets and shortcomings of existing cycling competitions as well as other sports, we've created the ideal format of legitimate racing coupled with fan-centric entertainment and scalable media opportunities. TeamTrak appeals to a large core audience of cycling enthusiasts and sports fans who increasingly seek compelling in-depth high energy content.

Join us!
Our successful 3 day pilot at LA's VELO Sports Center featured 42 top male and female athletes from eleven nations and was live-streamed around the globe. Now TeamTrak is embarking on a $5 million rollout to launch Season One: Six, 3-day tournaments in 2019/2020 at carefully selected indoor velodromes in several countries. With $1.5 million already invested by the founders, we invite passionate cycling enthusiasts and today's smart new sports fans to join the cycling revolution and **own a stake in the first true cycling league!**



JOIN THE
TRACK CYCLING
REVOLUTION

THE TEAMTRAK MOVEMENT



CO-ED TEAMS RACE FOR POINTS
IN FIERCE HEAD-TO-HEAD COMPETITION

We're taking cycling back from the traditionalists by combining the most exciting features of clean, head-to-head track racing and creating a totally new brand that combines these unique features:

Privately owned and operated league
Merging legitimate sport and entertainment into a new fan-focused cycling platform.
A new opportunity for indoor velodromes around the world
Bringing fans together with home teams to cheer for, a block party atmosphere, recurring events and global exposure.
Cutting-edge technology
Forming an analytic connection to core fans and expanding audience.
Faster moving and more engaging format
Enhancing track racing presentation to make our sport easier to follow for all types of fans.
Marketing the star power of individual athletes and co-ed teams
Showcasing the unique personalities and world-class athleticism of track cycling specialists.

BE A PART OF THE TEAM

We've carved out a special ownership category for believers in our vision for a better sport. The first tranche will close at just $100,000 with investment costing as little as $200. Our objective is to enhance the value of TeamTrak through social media and grassroots support from the cycling community. During this timeframe, we will also continue to raise institutional capital and pursue significant sponsorship and media partnerships leading to our first TeamTrak events in 2019/2020.



partnerships leading to our first TeamTrak events in 2019/2020.

From what we've learned from recent home runs in non-mainstream sports like Street League Skateboarding, Professional Bull Riding and Ultimate Fighting, we have every reason to believe that we will grow the sport and significantly increase TeamTrak valuation as we gain momentum in the marketplace. With the recent outstanding performances by American cyclists, we believe the time has never been better to create a new infrastructure and successful business model.

Our Mission is to bring the best elements of successful modern sports and business to track cycling ... now you can be a part of it!









FAN ENGAGEMENT
CUTTING-EDGE TECHNOLOGY
UNPREDICTABLE DANGER
ATHLETES AS SUPER STARS
PARTY ATMOSPHERE
IRRESISTABLY SHAREABLE

WE DON'T RACE AGAINST THE CLOCK
WE BANG ELBOWS

CYCLING NEEDS A DISRUPTIVE NEW APPROACH

According to the International Cycling Union (UCI), there are over 2 billion bicycle users worldwide, making cycling a unique, multi-faceted sport that attracts everyone from casual participants to world-class athletes. Despite its huge core audience, and a century-old Olympic and professional tradition, cycling has no well-recognized central league and lacks an easy-to-understand structure. Below are a few of the most well-known events in the sport. TeamTrak has taken careful note of their successes, but we've also noted where they fall short in sustaining interest and attracting new fans. We aim to solve the limitations encountered by these events.

THE TOUR DE FRANCE

Holy Grail of road racing. 115-year tradition and a two billion worldwide audience. Held over a period of three weeks.

LIMITATIONS

Hard to watch, inconvenient duration, difficult to understand, especially for Americans.

UCI WORLD TOUR

Features most of the Division One pro road teams. Road Races throughout Europe, North America, the Mid-East, Australia, and Asia.

LIMITATIONS

Difficult events to cover and not well known outside Europe. Challenging financial model.

OLYMPIC GAMES

Every four years. Various events in road, track, mountain bike, and BMX.

LIMITATIONS

Infrequent, confusing number of classes and events fighting for airtime, hard to follow.

UCI TRACK WORLD CUP

SIX DAY BIKE RACING

RED HOOK SERIES







Six annual meets each season around the world to qualify Olympic participation in each of the ten Olympic track cycling events.

LIMITATIONS

Long drawn out events with inconsistent participation by riders and nations.

Indoor series of 6 or 7 "Sixes" in Europe and Australia. Modern adaptation of popular Six Day races in the early 20th century. High entertainment value, can be exciting and spectacular.

LIMITATIONS

Difficult relay format to understand and televise, no domestic U.S. presence to grow audience.

International series of four to six “fixed gear” Criteriums in the U.S. and abroad that grew out of the urban bike messenger tribe, but now includes more traditional track and road cyclists. Focus is on entertainment and attracts good crowds.

LIMITATIONS

Niche appeal with revenue challenges



WE ARE NEVER OUT OF SIGHT
WE ARE ALWAYS IN YOUR FACE

TEAMTRAK: CHANGING THE FACE OF CYCLING

THE KEY INGREDIENTS FOR DRIVING SUCCESS AND MAXIMIZING REVENUE

EXCITING COMPETITION



HEAD-TO-HEAD RACING

Short races with heart-stopping action and risk of high-speed crashes

CO-ED TEAM-BASED COMPETITION

Six regionally identified TeamTrak teams compete in each meet. 4M, 4F riders per team

EXCITING, EASY-TO-FOLLOW SCORING

Simplified formats and rules based around shortened race durations and event continuity

FAN ENGAGEMENT



ELECTRIC ATMOSPHERE

Flashing lights, pumping music, exciting announcers, and dizzying speed make the TeamTrak experience unlike any other

INFIELD PARTIES

Railings at trackside and beer garden in the track center make fans feel like they're part of the show - every race has an Oktoberfest-like atmosphere

LEADING EDGE MEDIA



INNOVATIVE CONTENT CAPTURE

On-bike cameras, real-time scoring, data downloads and big screen video allows fans to watch more easily live and worldwide

ALWAYS-ON ENGAGEMENT

24/7 tweets and posts from riders, teams, officials and fans tell the inside story about the TeamTrak tribe. We build a story of heroes and villains, winners and losers

to keep riders and fans equally engaged

RIDERS AS SUPERSTARS

Riders' grit, team loyalty, explosive nature and no-fear mentality resonates with fans who form attachments and follow their favorites

WORLD-CLASS VENUES

TeamTrak plays in World-Class Venues – steeply banked indoor velodromes in up to 37 countries. Our sound, lighting, video, and real-time scoring technology are state of the art and enhance the show

DEDICATED FAN DESTINATION

The intimacy of the facility allows fans to feel engaged. After-hours at the Velodrome get even better, when the infield becomes a natural amphitheater for dinners, concerts and more

ENTERTAINMENT FOR ALL

From hardcore cyclists to casual fans, TeamTrak offers pre- and post-race parties, halftime shows, meet-and-greets, live bands and post-race concerts

OMNICHANNEL DISTRIBUTION SYSTEM

Every TeamTrak event will be live-streamed around the world and enhanced with traditional TV coverage, edited specials and widely distributed action clips

CONTENT SYNDICATION ENGINE

Systemized Content Syndication Engine with tiered engagement for fans ensures our ability to scale from core-to-more, creating irresistibly sharable content

TEAMTRAK: MARKETING TO A GLOBAL AUDIENCE

Our 3 Step Media and Audience Engagement Strategy







1
TEAMTRAK 2016
BETA TEST TOURNAMENT

PROOF OF CONCEPT

We needed a "proof of concept" event so we contracted 42 male and female racers from 11 nations and put them into four U.S. based and two international teams that we created.

We went to the VELO Sports Center in Carson, California and ran three, 2.5 hour fast-moving sessions of 12 races each day. We developed an innovative real-time scoring system that built suspense throughout the meet. And we distributed a last minute livestream that attracted 37,000 views from nine countries.

We proved we had a home run on our hands.

2
CORE-TO-MORE
THE MORE (94.2MM+ ADULTS U.S. ONLY)****
CASUAL RIDERS (66MM+ ADULTS U.S. ONLY)***
INFLUENTIAL LIFESTYLERS (9.2MM+ ADULTS U.S. ONLY)**
CORE AVID CYCLISTS (~750K ADULTS U.S. ONLY)*

TARGETING THE CORE-TO-MORE

We know TeamTrak success requires expansion beyond core cyclists to a more mass audience in the same way UFC exploded from core martial arts to mainstream media after the introduction of The Ultimate Fighter.

Our comprehensive plan is to reach the masses without alienating our hard core audience. We intend to deliver always-on entertainment for our Core to the Influencers, Casuals and the More (broad American fan base).

We've researched and created the core-to-more audience we'll target.

3
OUTREACH DRIVERS
You
Tube

MEDIA PARTNERS AND SPONSORS

We will reach our target audience through a comprehensive, integrated marketing effort that includes partnerships with traditional and non-traditional content distributors and alignment with appropriate corporate sponsors.

We will engage experts in brand leveraging and revenue development to create and implement the most effective advertising and promotion campaign ever seen in U.S. cycling.

Our goal is to turn followers into fans and fans into customers.



"Cycling needs a fresh approach. TeamTrak's commitment to build an exciting and innovative league structure is exactly what the sport needs. I know it will get full support from cyclists and create new fans around the world."
Marty Nothstein,
Gold Medalist Individual Sprint,
2000 Sydney Olympics



BE A PART OF THE REVOLUTION

INVEST IN TEAMTRAK

We've assembled an amazing team of sport, business, and media technology experts to help propel our one-of-a-kind vision forward. Funds from this investment round will be used for marketing materials, website build out, technology development and revenue generation.

$10 / Class B Membership Unit | **When you invest you are betting the company's future value will exceed $10.1 Million.**

We are offering equity ownership in TeamTrak and providing those who invest with special
"Owners Club" benefits at four different investment levels.

INVESTMENT LEVELS AND PERKS

BRONZE MEMBER $200 - 20 UNITS
TeamTrak Owners Club VIP at all TeamTrak meets and special events.

SILVER MEMBER $500 - 50 UNITS
TeamTrak Owners Club VIP at all TeamTrak meets and special events plus an official TeamTrak cycling jersey. Your choice of Race cut or Club cut.

GOLD MEMBER $1000 - 100 UNITS
TeamTrak Owners Club VIP at all TeamTrak meets and special events plus an official TeamTrak kit SS jersey, bib shorts, socks. Your choice Race cut or Club cut.

PLATINUM MEMBER $5000 - 500 UNITS
TeamTrak Owners Club VIP at all TeamTrak meets and special events plus an official TeamTrak full kit SS jersey, LS jersey, wind vest, bib shorts, leg warmers, socks. Your choice Race cut or Club cut.

SUPPORTING THE TRACK CYCLING COMMUNITY
We support not-for-profit partner organizations that advance track cycling. When you become an owner, we will make a donation on your behalf to the organization of your choice according to your investment level.
Bronze $25 • Silver $50 • Gold $75 • Platinum $250

CHOOSE YOUR ORGANIZATION:
• Foundation for American Track Cycling
• Star Track
• USA Cycling Foundation and USA Paralympic
• Connecticut Cycling Advancement Program
• Homestretch Foundation
• Velodrome Development Foundation

All perks occur after the offering is completed.

 This Offering is eligible for the
StartEngine Owners' 10% Bonus.

For details on the bonus, please see the **Offering Summary** below.

2016

TeamTrak Pilot Launches in Los Angeles

Our Pilot tournament validated fan and viewer interest and excitement in TeamTrak.

2017

$1.5 M Seed Funding Secured

Once our pilot program proved successful, we raised $1.5 million to develop our rollout plan, get commitments from key personnel, secure PA location and site for HQ Velodrome and production studio

January 2018

Retained Capital Advisors

We partnered with Park Lane to develop TeamTrak capital campaign including outreach to key individuals, family offices and private equity firms for investment partnerships.

September 2018

Launched on StartEngine

Now YOU can own a part of the cycling revolution!

January-Dec 2019

TeamTrak America

We'll promote the TeamTrak launch & develop fresh content W/ a select team of 4 male & 4 female elite cyclists competing internationally to build brand recognition and social following. (ANTICIPATED)

April- June 2019

Open TeamTrak Application Period

We review and approve rider applications and create one TeamTrak Home Team and local licensee for each participating velodrome in Season One. (ANTICIPATED)

Sep-March 2019/2020

Kickoff TeamTrak Season 1

We'll hold six 3-Session TeamTrak Tournaments at carefully selected indoor velodromes around the world and open the National Velodrome Events Center in PA (ANTICIPATED)

Oct 2020 - March 2021

Expand TeamTrak Tournaments

We'll host 12 Tournaments at completed TeamTrak velodrome/production studio in the USA and add additional teams and tournaments at participating velodromes (ANTICIPATED)

In the Press







SHOW MORE

Meet Our Team



David Chauner

CEO and Managing Member

Responsible for overseeing all facets of TeamTrak, from sponsorship sales to financing to event planning and implementation. Dave has over 30 years of experience creating, developing and managing event properties and



John Nelson

COO and Managing Member

Responsible for the overall operation of the league, coordinating the various operational aspects and making sure the business runs smoothly. This includes a wide array of responsibilities, from sponsorship sales to



Rick Mayer

Director and Managing Member

Rick has spent three decades as a business executive, entrepreneur, investor and philanthropist. His diverse business career includes working in finance at Morgan Guarantee Trust (1987-1989); running scrap steel

creating, developing and managing event properties and business units in the sport of cycling. As one of the sport's leading entrepreneurs, he has created and managed over 70 large scale international cycling events throughout the U.S., including securing over $50 million in corporate sponsorships from companies including Citibank, CoreStates Financial Corp, BMC Software, Kmart, T-Mobile, TD Bank, United States Postal Service and others; negotiating media relationships with ABC, Comcast, ESPN, OLN and others; and public/private partnerships with major cities including New York, Philadelphia, Atlanta, Boston, Chicago, Minneapolis and San Francisco. He was instrumental in developing an elite competition and grass roots program that established Pennsylvania's Lehigh County Velodrome as the best outdoor velodrome in the world. For 28 years, he ran the nation's topranked professional cycling race on the international cycling calendar in Philadelphia. From 2015 to Present, Dave has dedicated his time to World Cycle League dba Team Trak. From 1998 to 2000, Dave was a group director for Octagon, one of the world's largest sports marketing agencies. He is a former Olympic cyclist (1968, 1972) and inductee into the U.S. Bicycling Hall of Fame (1998) and the Lehigh County Velodrome Hall of Fame (2005).



wide array of responsibilities, from sponsorship sales to finance to event planning logistics. John is a business entrepreneur who has been part of the senior management team in over eight successful start-up ventures, including Montague Corporation (a full-sized folding bicycle), Smartleaf, Placemark Investments, F-Squared Investments, UAM Investment Services, and other ventures. From 2015 to Present, John has worked full time for World Cycle League dba Team Trak. John has extensive knowledge of the cycling industry from his tenure at Montague, but also brings the operational background to grow and manage a business in a high-growth environment. Since Sept, 2015, John has been working full time on the founding of World Cycling League. He is a graduate of Brown University and earned an MS, Management from MIT Sloan School of Management.



Guarantee Trust (1981-1985); running scrap steel, shipping and oil refining businesses in Barbados, Turks & Caicos, Belize and Costa Rica (1982-1987); and running an international trade and investment development program in Yemen, Guatemala and Panama as an employee of the International Executive Service Corps (1989-1992). Throughout his career he has been an advisor and private equity investor in a variety of businesses including bio fuels, high tech irrigation systems, internet media, entertainment and sports. Since 2007 Rick has been president of the MFUNd Foundation, a family philanthropic foundation. He is the founder and a partner in Cycle Haven Foundation, a Connecticut based non-profit focused on developing an indoor velodrome and TeamTrak venue for the New Haven area. During the past three plus years (2015-present), Rick has dedicated himself almost entirely to the development of the WCL, TeamTrak and Cycle Haven working full-time as an advisor, investor and partner. He is graduate of Yale University, a lifelong cyclist and dedicated proponent of sustainable agriculture.





Charles Baker
Outside Counsel
A partner in the law firm of O'Melveny and Myers, Sports, Entertainment and Media. He specializes in mergers and acquisitions, private equity, corporate finance and restructurings, with a core focus in the sports, media and consumer sectors. Chuck has represented buyers and sellers of sports franchises in the National Football League, National Basketball Association, National Hockey League, Major League Baseball, Major League Soccer and many of the European football leagues and is recognized in both Chambers USA and The Legal 500 United States for his work in mergers and acquisitions, and sports law. He is a graduate of Cornell University Law School. An avid cyclist and triathlete, Chuck has served USA Triathlon as an Independent Director, Board of Directors.



Marc Fein
Media Development
Marc has played a pivotal role in key senior level management positions with major media companies. From being a part of the Fox Sports Net launch team, to key positions at Comcast with Outdoor Life Network and VERSUS (now known as NBC Sports Network), to his role at Sportsman Channel, he has had a voice in all aspects of the media business during his career. His experience includes rights negotiations, content acquisitions, scheduling, budget management, staff management, research, original programming, live event/studio productions, distribution, sales, marketing, pr, social media, digital media, general day to day operations, business development, and partner relationships. Fein has received recognition for his achievements in the industry such as: twice secured a spot on the "CableFAX 100" list, which honors the 100 most influential people in cable; and was named as one of the top 40 executives under age 40 in television, sports, and business by Sports Business Daily/Journal, Multichannel News, and the Philadelphia Business Journal. Most recently he has worked as a sports media and entertainment consultant to USA Volleyball, World Triathlon Corp, Matchroom Sport, Banner Boxing Promotions, Full Contact Racing-Josephson Entertainment, Outdoor Sportsman Group Networks, and WGN America.



Brett Weinroth
Sponsorship Development
Brett is managing director of Link Strategy Group and leads the firm's naming rights, sponsorship and consulting practice out of Washington, DC. His experience includes more than 20 years of generating revenue growth and developing strategic partnership platforms for prestigious sports & entertainment properties, leadership organizations, CEO networks, luxury brands, non-profits and Fortune 500 corporations. His career accomplishments include management roles in securing several high profile team, league, event and venue sponsorships; representing some of Octagon's most visible talent and properties; building the worldwide senior tennis circuit with Jimmy Connors, John McEnroe and Bjorn Borg; and contributing to the early growth of Revolution portfolio company, Exclusive Resorts. He is an active board member for the Jr. Tennis Champions Center in College Park, MD and strategic advisor to numerous entrepreneurial ventures and start-ups. Brett received his bachelor's degree from the Mark H. McCormack Department of Sport Management at the University of Massachusetts Amherst.



Stephen Whisnant
Non-profit Initiatives
Stephen has had almost thirty years of experience in nonprofit management and higher education including a number of senior roles at Harvard University. In the mid-1990's he co-founded an international sports charity called World T.E.A.M. Sports and for eleven years served as its Executive Director, assisting with sports events and activities around the globe. In 1999 he won an Emmy Award as an executive producer of "Vietnam, Long Time Coming"—a highly acclaimed film about a bicycle ride in Vietnam with an integrated team of war veterans from both the US and Vietnam. Following a period of service for Paul Allen and the Paul G. Allen Family Foundation, Stephen and his family relocated to Washington D.C. where he has served in a number of philanthropic advisory roles, including overseeing an expansive campaign for the US Institute of Peace, and working for Secretary Madeleine Albright at the National Democratic Institute. He also served as a managing director for the US Olympic Committee, just prior to the Summer Games in London. His company, Whisnant Strategies is a philanthropic advisory firm, serving both institutional clients and individuals and families. Stephen serves on several national nonprofit boards.



Dotsie Bausch
Advisor
As an Olympic silver medal cyclist from the 2012 London Games, 8-time U.S. National Champion, former world record holder and two-time Pan American gold medal winner, Dotsie Bausch has transitioned in full stride from professional athlete to a diverse career combining television commentary, advocacy for healthy lifestyle choices, and business. Dotsie's journey to the Olympic Games involved . . . .



Andrew Kline
Advisor
As founder and managing director of Park Lane, Andrew brings a broad background of professional sports experience, investment banking expertise, and industry knowledge to Park Lane. He has advised on M&A transactions in all of the major sports and also been fundamental in obtaining financing for many stage sports based businesses. Andrew is currently a . . . .



Greg LeMond
Advisor
Greg LeMond is founder of LeMond Composits and is recognized as the USA's most successful cyclist. His professional cycling career includes three Tour de France victories, multiple world championships and a track record of innovative ideas for the sport and leading edge products. He was the first racer to win the Tour de France on a carbon fiber bicycle and his branded . . . . . .

Olympic Games is shared in the award-winning documentary film "Personal Gold." While she has scored victories on the bike, perhaps her greatest victory came from resurrecting her own life from the depths of severe eating disorders, which threatened to take her life 20 years ago after a promising modeling career in New York City. It was during her recovery that she discovered her passion for cycling. Her popular TEDx talk on this subject, titled, "Olympic Level Compassion" has garnered over 150,000 views. She has remained active in cycling as a color commentator on the NBC Sports Network and as a strong advocate for women in sport. She serves on the board of the Homestretch Foundation that campaigns for equal rights for female athletes, as a mentor for young women eyeing the professional ranks through the Network for Advancing Athletes, and is an executive board member for the Women's Cycling Association. In addition to her advocacy in cycling, eating disorders and animal rights, Dotsie co-owns Bausch Haus inc. with her husband Kirk, a consultancy focused on sports technology market development, sales forecasting, data mining and analysis, and creating efficient growth solutions. She earned a degree in Journalism and Philosophy from Villanova University and now resides in Irvine, California.

member of the Stanford Executive Circle, Young Presidents Organization (YPO), the Association of Corporate Growth, the NFLPA, and the NFL Retired Players Association. In 2013, at the age of 36, he was named to The M&A Advisor's 40 Under 40 list. Andrew was also named to SportsBusiness Journal's 2016 Power Players List in the Advisory category and Los Angeles Business Journal's 2017 edition of The Money Book celebrating the most influential people in Los Angeles finance. Prior to founding Park Lane, Andrew was drafted by the NFL World Champion St. Louis Rams, for whom he played center and quick guard. After retiring from the NFL, he graduated from the Business Management & Entrepreneurship Program at the Stanford Graduate School of Business. Andrew has FINRA Series 7 and 63 registrations. He also serves on the Board of Directors of the Navy SEAL Family Foundation and is active in fundraising efforts for Special Forces and Special Operations Forces.

bicycles and exercise equipment have been recognized for their quality and innovation. LeMond is founder and principal of LeMond Composites in Oak Ridge, Tennessee, the world's newest carbon fiber manufacturing company that is expected to revolutionize the lightweight composites industry throughout the world. LeMond remains active in cycling as an anti-doping advocate and Tour de France commentator for Eurosport.

Offering Summary

Maximum 1,070 Class B Membership Units ($107,000)

*Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 100 Class B Membership Units ($10,000)

Company	World Cycling League, LLC, dba TeamTrak
Corporate Address	PO Box 125, Phoenixville, PA 19460
Description of Business	TeamTrak, a DBA of World Cycling League, LLC, is the only world class velodrome-based cycling league in the U.S. and was formed to re-define international cycling as an entertaining, fan-friendly sport that captures the excitement of indoor track racing utilizing a proprietary venue-based, co-ed team format called TeamTrak.
Type of Security Offered	Class B Membership Units
Purchase Price of Security Offered	$10
Minimum Investment Amount (per investor)	$200

Perks*

Bronze Owner Member - 20 units

TeamTrak Owners Club VIP benefits at TeamTrak meets and special events

Silver Owner Member - 50 units

TeamTrak Owners Club VIP benefits at TeamTrak meets and special events

Official TeamTrak cycling jersey Race cut or Club cut

Gold Owner Member - 100 units

TeamTrak Owners Club VIP benefits at TeamTrak meets and special events

Official TeamTrak kit SS jersey, bib shorts, socks Race cut or Club cut

Platinum Owner Members - 500 units

TeamTrak Owners Club VIP benefits at TeamTrak meets and special events

Official TeamTrak full kit SS jersey, LS jersey, wind vest, bib shorts, leg warmers, socks. Race cut or Club cut

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

World Cycling League, LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 Class B Membership Units at $10 / unit, you will receive 1 bonus units, meaning you'll own 11 units for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

They are amazing athletes. With quick reflexes and heroic levels of strength and cardio generating massive amounts of torque as they catapult through the narrowest of gaps at 50 miles per hour. Blink... and you'll miss them.

These are the elite cyclists of TeamTrak, World Cycling League's radical new spin on bike racing. Regionally based, co-ed teams of eight. World-class speed demons. Maximizing power, strategy and endurance.

(But at the end of a 48 lap race what an effort!)

Over twelve grueling tournaments per season. Hard-charging, elbow-banging, fan-focused entertainment with non-stop racing.

Including:

Sprints

(Wow!!)

Eliminations

(Nice while it lasted!)

And Keirins.

All with real time scoring and enhanced multi-angle views featuring on-bike rider cams.

Unique. Adrenelin-pumping.

(The most explosive sprinter in the field!)

Multi-platform content targeted to a booming worldwide audience of thrillseekers. From a billion plus enthusiasts to fitness-crazed spinners and speed hungry armchair athletes. The future of sports is rolling in. Fast.

TeamTrak.

One Gear. No Fear.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

LIMITED LIABILITY COMPANY AGREEMENT
OF
WORLD CYCLING LEAGUE, LLC
A DELAWARE LIMITED LIABILITY COMPANY

LIMITED LIABILITY COMPANY AGREEMENT
OF
WORLD CYCLING LEAGUE, LLC
A DELAWARE LIMITED LIABILITY COMPANY

The undersigned members (collectively, the "Members" and each, a "Member") hereby form a limited liability company pursuant to and in accordance with the statute governing limited liability companies in the State of Delaware (as amended from time to time, the "Act"), and hereby declare the following to be the Limited Liability Company Agreement of such limited liability company (this "Agreement"):

1.   Name. The name of the limited liability company (the "Company") is World Cycling League, LLC.

2.   Purpose and Powers. The purpose of the Company is (i) professional and amateur cycling promotion and velodrome consulting services and (ii) to engage in any activity for which limited liability companies may be organized in the State of Delaware (the "Business"). The Company shall possess and may exercise all of the powers and privileges granted by the Act and all of the lawful powers and privileges granted by this Agreement, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the lawful business purposes or activities of the Company.

3.   Formation; Term; Existence. David Chauner, as an authorized person, has executed, delivered and filed the initial Certificate of Formation of the Company with the Secretary of State of the State of Delaware. The Members, or any Member(s) so authorized, shall execute, deliver and file any amendments and/or restatements of the Certificate of Formation of the Company and any other certificates or other documents (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in any other jurisdiction in which the Company may wish to conduct business. The term of the Company commenced on the date hereof, being the date the initial Certificate of Formation of the Company was filed with the Secretary of State of the State of Delaware, and the term of the Company shall continue until the dissolution of the Company pursuant to Section 20 hereof. The existence of the Company as a separate legal entity shall continue until the cancellation of the Certificate of Formation of the Company pursuant to the Act and this Agreement.

4.   Registered Office. The LLC shall continuously maintain in the state of Delaware, a known place of business that may be the address of its statutory agent.

5.   Registered Agent. The LLC shall continuously maintain in the state of Delaware, a statutory agent who may be either:

2

a) An individual who resides in this state
b) A domestic LLC formed under Delaware state law
c) A foreign LLC authorized to transact business in the state of Delaware
d) A limited liability company formed under Delaware state law, or
e) A limited liability company authorized to transact business in the state of Delaware.

6. <u>Admission of Members</u>. Simultaneously with the execution and delivery of this Agreement, each Member is hereby admitted to the Company as a member of the Company in respect of its respective Interests (as hereinafter defined), which Interests shall be issued by the Company to such Member, and shall be acquired by such Member, upon the delivery to the Company of such Member's respective capital contribution as provided in Section 9 below. The Members shall have the initial Percentage Interests as defined and set forth in Sections 11 and 12.

7. <u>Interests</u>. Subject to the terms of this Agreement, the Company is authorized to issue limited liability company interests in the Company (the "Interests") which may be evidenced by certificates to any Person (as defined below) and create and issue different classes, groups or series of Interests in the Company to any Person, in each case, at such prices per Interest as may be determined by the Members, and to issue options or warrants to purchase Interests, restricted Interests, Interest appreciation rights, phantom Interest , and other securities convertible, exchangeable or exercisable for Interests as may be determined by the Members and consistent with the Act. Other than as set forth in this Agreement or the Act, the Members are expressly authorized, (i) to create and to issue different classes, groups or series of Interests and fix for each such class, group or series such voting powers, full or limited or no voting powers, and such distinctive designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions as determined by the Members, (ii) the Members shall have the power to amend this Agreement and Schedule A hereto to reflect such additional issuances and dilution (including amending this Agreement to increase the authorized number of Interests and to add the terms of such new class, group or series of Interests, including economic and governance rights which may be different from, senior to or more favorable than the other existing Interests), in each case, without the approval or consent of any other Person and (iii) to issue options or warrants to purchase Interests, restricted Interests , Interest appreciation rights, phantom Interests, and other securities convertible, exchangeable or exercisable for Interests, on such terms as may be determined by the Members. All actions taken hereunder shall be by in accordance with the provisions of Section 14 hereof. Such actions of the Members shall set forth such amendments to this Agreement as shall be necessary or reasonable in the sole judgment of the Members to effect such resolutions and such amendments shall be binding upon all Members of the Company upon adoption by the Members.

"Person" shall mean an individual, partnership, limited partnership, limited liability company, corporation, trust, estate, association or any other entity.

8.   Capital Contributions. Prior to the date hereof, each of the Members made an initial Capital Contribution in the amount set forth opposite the Member's name on Schedule A to this Agreement as in effect on the date hereof (which aggregate amount equals the agreed value of the Company's assets on the date hereof). As of the date hereof, (x) each Member's initial Capital Contribution is deemed to give rise to the initial Capital Account (as defined below) of such Member and (y) each Member is deemed to own Membership Units in the amounts set forth opposite the Member's name on Schedule A to this Agreement as in effect on the date hereof.

"Capital Contribution" means, with respect to any Member, the aggregate amount of money and the fair market value (as determined by the Members) of any property (other than money) or services contributed to the capital of the Company with respect to such Member's Membership Unit ownership (including, without limitation, a Members' initial Capital Contribution and additional Capital Contributions), such contributions to be reflected on Schedule A to this Agreement, as the same may be amended from time to time in accordance with this Agreement

9.   Capital Accounts. An account shall be established in the Company's books for each Member and transferee (each, a "Capital Account") in accordance with the rules of Section 704 of the Code (as hereinafter defined) and Section 1.704-1(b)(2)(iv) of the Regulations (as hereinafter defined).

10. Membership Units. Each Member's Interest in the Company shall be expressed in Membership Units. The Company is authorized to issue to classes of Membership Units, consisting of Class A Membership Units and Class B Membership Units.

(a) Class A Membership Units. Each Class A Membership Unit shall carry the right to cast one vote on any matter submitted to the Members.

(b) Class B Membership Units. Each Class B Membership Unit shall have no voting rights except as otherwise required by the Delaware Limited Liability Company Act.

11. Initial Membership Unit Ownership of Members. As of the date hereof, each Member's Membership Unit ownership shall be as set forth opposite such Member's name and Initial Capital Contribution on the attached Schedule A.

12. Distributions. At such time or times as the Members shall determine, the Members shall promptly cause the Company to distribute to the Members any cash held by the Company which is neither reasonably necessary for the operation of the Company nor in violation of applicable law (including, but not limited to, the Act). Except as set forth in Section 21, cash available for distribution shall be distributed to the Members in accordance with their respective Percentage Interests.

13. Allocation of Profits and Losses.

(a)   General Allocation Rules. After giving effect to the special allocations set forth in Section 14(b) hereof, the profits and losses of the Company shall be allocated to the Members in accordance with their respective Percentage Interests.

(b)   Special Allocation Rules. The following special allocations shall be made in the following order:

(1)   Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any other provision of this Section 14, if there is a net decrease in Company Minimum Gain (as defined in Section 14(c) hereof) during any Allocation Year (as defined in Section 14(c) hereof), each Member shall be specially allocated items of Company income and gain for such Allocation Year (and, if necessary, subsequent Allocation Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This Section 14(b)(1) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(f) of the Regulations and shall be interpreted consistently therewith.

(2)   Member Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Section 14, if there is a net decrease in Member Nonrecourse Debt Minimum Gain (as defined in Section 14(c) hereof) attributable to a Member Nonrecourse Debt (as defined in Section 14(c) hereof) during any Allocation Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such Allocation Year (and, if necessary, subsequent Allocation Years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section 14(b)(2) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

(3)   Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6) of the Regulations, items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit (as defined in Section 14(c) hereof) of the Member as quickly as possible, provided that an allocation pursuant to this Section 14(b)(3) shall be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Section 14 have been tentatively made as if this Section 14(b)(3) were not in this Agreement.

(4)   Gross Income Allocation. In the event any Member has

a deficit Capital Account at the end of any Allocation Year which is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 14(b)(4) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Section 14 have been made as if Section 14(b)(3) hereof and this Section 14(b)(4) were not in this Agreement.

(5)   Nonrecourse Deductions. Nonrecourse Deductions (as defined in Section 14(c) hereof) for any Allocation Year shall be specially allocated to the Members in proportion to their respective Percentage Interests.

(6)   Member Nonrecourse Deductions. Any Member Nonrecourse Deductions (as defined in Section 14(c) hereof) for any Allocation Year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(7)   Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(c)   Definitions for Special Allocation Rules.

(1) "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Allocation Year, after giving effect to the following adjustments:

(i)   Credit to such Capital Account any amounts which such Member is deemed to be obligated to restore pursuant to the penultimate sentences in Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations; and

(ii)   Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6) of the Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

(2) "Allocation Year" means (i) the period commencing on the date hereof and ending on December 31, 2015 (ii) any subsequent twelve (12) month period commencing on January 1 and ending on December 31, or (iii) any portion of the period described in clauses (i) or (ii) for which the Company is required to allocate profits, losses and other items of Company income, gain, loss or deduction pursuant to Section 14 hereof.

(3) "Code" means the Internal Revenue Code of 1986, as amended.

(4) "Company Minimum Gain" has the same meaning as the term "Partnership Minimum Gain" in Regulations Sections 1.704-2(b)(2) and 1.704-2(i)(2).

(5) "Member Nonrecourse Debt" has the same meaning as the term "Partner nonrecourse debt" in Section 1.704-2(b)(4) of the Regulations.

(6) "Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Regulations.

(7) "Member Nonrecourse Deductions" has the same meaning as the term "Partner nonrecourse deductions" in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Regulations.

(8) "Nonrecourse Deductions" has the meaning set forth in Section 1.704-2(b)(1) of the Regulations.

(9) "Regulations" means the Treasury Regulations promulgated under the Code.

(d)   Curative Allocations. The allocations set forth in Sections 14(b)(1), 134(b)(2), 14(b)(3), 14(b)(4), 14(b)(5), 14(b)(6), 14(b)(7) and 14(e) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 14(d). Therefore, notwithstanding any other provision of this Section 14 (other than the Regulatory Allocations), the Members shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 14(a) hereof.

(e) <u>Loss Limitation</u>. Losses allocated pursuant to Section 14(a) hereof shall not exceed the maximum amount of losses that can be allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Allocation Year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of losses pursuant to Section 14(a) hereof, the limitation set forth in this Section 13(e) shall be applied on a Member by Member basis and losses not allocable to any Member as a result of such limitation shall be allocated to the other Members in accordance with the positive balances in such Member's Capital Accounts so as to allocate the maximum permissible losses to each Member under Section 1.704-1(b)(2)(ii)(d) of the Regulations.

(f) <u>Other Allocation Rules</u>.

(1) For purposes of determining the profits, losses, or any other items allocable to any period, profits, losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Members using any permissible method under Code Section 706 and the Regulations thereunder.

(2) The Members are aware of the income tax consequences of the allocations made by this Section 14 and hereby agree to be bound by the provisions of this Section 14 in reporting their shares of Company income and loss for income tax purposes.

(3) Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section 1.752-3(a) (3), the Members' interests in Company profits are in proportion to their respective Percentage Interests.

(4) To the extent permitted by Section 1.704-2(h) (3) of the Regulations, the Members shall endeavor to treat distributions pursuant to Section 21 hereof as having been made from the proceeds of a Nonrecourse Liability or a Member Nonrecourse Debt only to the extent that such distributions would cause or increase an Adjusted Capital Account Deficit for any Member.

(5) In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial gross asset value using the standard allocation method under the Regulations to Section 704(c) of the Code.

14. <u>Management</u>

(a)   The Company shall be managed by the Managers of the Company, the affirmative vote of the majority of the Managers being necessary to constitute valid action of the Company (the "Required Vote"). In connection with any action taken for which a Required Vote was obtained, the Managers shall have all powers necessary, useful or appropriate for the management and conduct of the Company's business. All instruments, contracts, agreements and documents providing for the acquisition, mortgage or disposition of property of the Company shall be valid and binding on the Company if executed by any authorized Manager.

(b)   To the extent permitted by applicable law and subject to the provisions of this Agreement, the Members hereby authorize the Managers of the Company to purchase assets from, sell assets to or otherwise deal with any Member, acting on its own behalf, or any affiliate of any Member; provided that any such purchase, sale or other transaction shall be made on terms and conditions which are no less favorable to the Company than if the sale, purchase or other transaction had been made with an independent third party.

(c)   The initial Managers of the Company shall consist of David Chauner, John Nelson and Rick Mayer. Each of the initial Managers shall serve the Company as a Manager until his or her resignation or removal.

(i) New Mangers may be elected by the majority vote of the current Managers. An elected Manager does not need to be a member of the Company.

(ii) A Manager may be removed at a meeting of the Managers of the Company by the majority vote of the current Managers.

15.   <u>Compensation</u>. None of the Members shall receive compensation for services rendered to the Company in their capacities as Members.

16.   <u>Assignments</u>. A Member may assign all or any part of its Interest only with the consent of the majority of the Managers. A transferee of an Interest may only be admitted to the Company a substituted Member in respect of the Interest transferred to it with the consent of the majority of the Managers; provided, in any event, that the transferee must agree in a document or instrument to be bound by the terms of this Agreement.

17.   <u>Resignation and Withdrawal</u>. A Member may resign or withdraw from the Company only upon the consent of the majority of the Managers. Upon any such permitted resignation or withdrawal, the resigning or withdrawing Member shall receive the fair value of its Interest in accordance with the Act, determined as of the date it ceases to be a member of the Company.

18.   <u>Additional Members.</u> Additional Members may only be admitted to the Company upon the consent of the majority of the Managers, which consent may be

evidenced by, among other things, the execution of an amendment to or an amendment and restatement of this Agreement.

19. <u>Dissolution</u>. The Company shall dissolve, and its affairs shall be wound up, in accordance with the Act. Upon the dissolution of the Company, the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and the Members, and none of the Members shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs; <u>provided</u> that all covenants contained in this Agreement and obligations provided for in this Agreement

shall continue to be fully binding upon the Members until such time as the property of the Company has been distributed pursuant to Section 21 and the Certificate of Formation of the Company has been cancelled pursuant to the Act and this Agreement. The Managers, or the person(s) appointed by the Managers, shall be responsible for overseeing the liquidation and winding up of the Company.

20. <u>Distributions upon Dissolution</u>. Upon the dissolution of the Company as provided in Section 19, the assets of the Company shall be distributed in accordance with the Act.

21. <u>Cancellation</u>. Upon completion of the winding up and liquidation of the Company in accordance with Sections 20 and 21 and the Act, the person(s) responsible for such winding up and liquidation shall promptly cause to be executed and filed the necessary documents to terminate, cancel and/or dissolve the Company in accordance with the Act and the laws of any other jurisdictions in which such person(s) deem such filing necessary or advisable.

22. <u>Tax Characterization</u>. The Members acknowledge that it is the intention of the Company to be treated as a partnership for federal and all relevant state tax purposes. All provisions of the Company's Certificate of Formation and this Agreement are to be construed so as to preserve that tax status. Within seventy-five (75) days from the date of filing the Company's Certificate of Formation with the Secretary of State of the State of Delaware the Managers (or any Member(s) so authorized), on behalf of the Company, shall make and file (or cause to be made and filed) all available elections for the Company to be so treated. The Members shall be obligated to satisfy all necessary and appropriate filing and reporting requirements. John Nelson shall be the "tax matters partner" within the meaning of Section 6231(a)(7) of the Code.

23. <u>Limited Liability.</u>

a) None of the Members shall have any liability for the obligations of the Company except to the extent provided herein or required by the Act.

b) No Member shall be liable to the Company or any other Member for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Member in good-faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud, gross negligence or willful misconduct by such Member.

c) A Member shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Persons as to matters the Member reasonably believes are within such other Person's professional or expert competence.

d) This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Member. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Member to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Member otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Member.

e) To the fullest extent permitted by applicable law, the Company shall indemnify and hold harmless any Member against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Indemnified Losses") to which such Member may become subject by reason of: (i) any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or any direct or indirect subsidiary of the foregoing in connection with the Business; or (ii) the fact that such Member is or was acting in connection with the Business as a partner, member, stockholder, controlling affiliate, manager, director, officer, employee or agent of the Company; provided, that (x) such Member acted in good faith and in a manner believed by such Member to be in the best interests of the Company and
(y) such Member's conduct did not constitute fraud, gross negligence or willful misconduct.

f) The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Member for reasonable legal or other expenses (as incurred) of such Member in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Indemnified Losses for which such Member may be indemnified pursuant to this Section 23.

g) Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 23 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contribution to help satisfy such indemnity by the Company.

h) The provisions of this Section 23 shall be a contract between the Company, on the one hand, and each Member who served in such capacity at any time while this Section 23 is in effect, on the other hand, pursuant to which the Company and each such Member intend to be legally bound. No amendment, modification or repeal of this Section 23 that adversely affects the rights of a Member to indemnification for Indemnified Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Member's entitlement to indemnification for such Indemnified Losses without the Member's prior written consent.

i) The provisions of this Section 23 shall survive the dissolution, liquidation, winding up and termination of the Company.

24. Amendment. This Agreement may be amended only in a writing signed by the majority of the Members.

25. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF DELAWARE EXCLUDING ANY CONFLICTS OF LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION.

26. Severability. Except as otherwise provided in the succeeding sentence, every term and provision of this Agreement is intended to be severable, and if any term or provision of this Agreement is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the legality or validity of the remainder of this Agreement. The preceding sentence shall be of no force or effect if the consequence of enforcing the remainder of this Agreement without such illegal or invalid term or provision would be to cause any party to lose the benefit of its economic bargain hereunder.

27. Notices. Any notice, payment, demand or communication required or permitted to be given by any provision of this Agreement shall be in writing or by electronic mail or facsimile and shall be deemed to have been delivered, given and received for all purposes (a) when the same is delivered, if delivered personally to the person or to an officer of the person to whom the same is directed, (b) when the same is actually received, if sent either by courier or delivery service or registered or certified mail, postage and charges prepaid, or (c) when the same is sent unless the sender has actual knowledge of non-receipt, if sent by electronic mail or facsimile, if such electronic mail or facsimile is followed by a hard copy of the emailed or facsimiled communication sent either by courier or delivery service or registered or certified mail, postage and charges prepaid, addressed to the recipient party at the address, electronic mail address and/or facsimile number set forth for such party in the books and records of the Company.

28. Forum Selection/Consent to Jurisdiction. Any proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought, conducted and heard in the State or Federal courts of the State of Delaware and

such State and Federal courts shall have non-exclusive jurisdiction over any proceeding seeking to enforce any provision of, or based upon any right arising out of, this Agreement. Each Member hereby irrevocably (a) submits to the non-exclusive personal jurisdiction of such courts, (b) agrees to service of such courts' process upon them with respect to any such proceeding, (c) waives any objection to venue laid therein and (d) consents to service of process by registered mail, return receipt requested. Nothing herein shall affect the right of any party to serve legal process in any manner permitted by law or affect its right to bring any action in any other court.

29. <u>Counterpart Execution</u>. This Agreement may be executed in any number of counterparts with the same effect as if all of the Members had signed the same document. All counterparts shall be construed together and shall constitute one agreement. To the fullest extent permitted by applicable law, signatures to this Agreement transmitted by facsimile transmission, by electronic mail in "portable document format" (".pdf") form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document will have the same effect as physical delivery of the paper document bearing the original signature.

30. <u>Relationship between the Agreement and the Act</u>. Regardless of whether any provision of this Agreement specifically refers to particular Default Rules, (a) if any provision of this Agreement conflicts with a Default Rule, the provision of this Agreement shall control and the Default Rule shall be modified or negated accordingly and (b) if it is necessary to construe a Default Rule as modified or negated in order to effectuate any provision of this Agreement, the Default Rule shall be so construed. For purposes of this Section 31, "Default Rule" shall mean a rule stated in the Act that applies except to the extent it is negated or modified through the provisions of a limited liability company's Certificate of Formation or limited liability company or operating agreement.

IN WITNESS WHEREOF, the undersigned have caused this Limited Liability Company Agreement to be executed as of the 12th day of July, 2018.

MANAGERS:

David Chauner

John Nelson

Charles Baker

Rick Mayer

SCHEDULE A

Name of Member	Initial Capital Contribution	Membership Units	Class of Membership Units Held
David Chauner	$260,000	501,000	Class A
John Nelson	$165,000	319,000	Class A
Charles Baker	$50,000	90,000	Class A
Rick Mayer	$25,000	90,000	Class A

SCHEDULE B

<u>Name of Member</u>	<u>Form of Capital Contribution</u>
David Chauner	Existing WCL business and related tangible and intangible assets plus $20,000
John Nelson	Existing WCL business and related tangible and intangible assets plus $20,000
Charles Baker	Tangible and intangible assets, including key strategic relationships for growth of existing busines
Rick Mayer	Both tangible and intangible assets plus $25,000